Exhibit 99.4

Oval Office, 18, iLabs Centre Hitech City, Madhapur Hyderabad - 500 081, India Tel : +91 40 6736 2000 Fax : +91 40 6736 2200

Auditor’s Report On Quarterly Financial Results and Year to Date Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To

Board of Directors of

Dr. Reddy’s Laboratories Limited,

1.	We have audited the accompanying statement of quarterly standalone financial results of Dr. Reddy’s Laboratories Limited (‘the Company’) for the quarter ended March 31, 2018 and for the year ended March 31, 2018 (‘the Statement’), attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘the Regulation’), read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016 (‘the Circular’). The standalone financial results for the quarter ended March 31, 2018 and year ended March 31, 2018 have been prepared on the basis of the standalone financial results for the nine-month period ended December 31, 2017, the audited annual standalone Ind AS financial statements as at and for the year ended March 31, 2018, and the relevant requirements of the Regulation and the Circular , which are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company. Our responsibility is to express an opinion on these standalone financial results based on our review of the standalone financial results for the nine-month period ended December 31, 2017 which was prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting, specified under Section 133 of the Companies Act 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India; our audit of the annual standalone Ind AS financial statements as at and for the year ended March 31, 2018; and the relevant requirements of the Regulation and the Circular.

2.	We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, these quarterly standalone financial results as well as the year to date results:

i.	are presented in accordance with the requirements of the Regulation read with the Circular, in this regard; and

ii.	give a true and fair view of the total comprehensive income (comprising of net profit and other comprehensive income) and other financial information for the quarter ended March 31, 2018 and for the year ended March 31, 2018.

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block ‘C’, 3rd Floor, Kolkata-700 016

4.	Further, read with paragraph 1 above, we report that the figures for the quarter ended March 31, 2018 represent the derived figures between the audited figures in respect of the financial year ended March 31, 2018 and the published year-to-date figures up to December 31, 2017, being the date of the end of the third quarter of the current financial year, which were subjected to a limited review as stated in paragraph 1 above, as required under the Regulation and the Circular.

For S.R. BATLIBOI & ASSOCIATES LLP
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per Kaustav Ghose
Partner
Membership No.: 57828

Place: Hyderabad
Date: May 22, 2018

DR. REDDY’S LABORATORIES LIMITED

STATEMENT OF AUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2018

All amounts in Indian Rupees millions

Sl.		Quarter ended			Year ended
No.	Particulars	31.03.2018	31.12.2017	31.03.2017	31.03.2018	31.03.2017
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1	Revenue from operations
	a) Net sales / income from operations	24,494	24,873	22,860	92,468	95,868
	b) License fees and service income	272	140	174	558	413
	c) Other operating income	157	217	567	567	917
	Total revenue from operations	24,923	25,230	23,601	93,593	97,198

2	Other income	731	477	595	2,040	5,912

	Total income (1 + 2)	25,654	25,707	24,196	95,633	103,110

3	Expenses
	a) Cost of materials consumed	5,740	4,968	3,830	20,110	18,176
	b) Purchase of stock-in-trade	2,146	1,686	1,686	6,716	6,715
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(389)	(185)	1,691	(516)	19
	d) Employee benefits expense	4,633	4,767	3,723	18,430	18,033
	e) Depreciation and amortisation expense	1,900	1,983	1,896	7,741	7,351
	f) Finance costs	140	133	158	628	572
	g) Selling and other expenses	9,529	8,639	9,578	35,554	36,799

	Total expenses	23,699	21,991	22,562	88,663	87,665

4	Profit / (loss) before tax (1 + 2 - 3)	1,955	3,716	1,634	6,970	15,445

5	Tax expense
	a) Current tax	457	598	(774)	1,381	1,826
	b) Deferred tax	(269)	149	178	(80)	(222)

6	Net profit / (loss) for the period / year (4 - 5)	1,767	2,969	2,230	5,669	13,841

7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	41	7	(38)	43	(31)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	(16)	-	15	(16)	15
	b) (i) Items that will be reclassified to profit or loss	(209)	108	717	(133)	475
	(ii) Income tax relating to items that will be reclassified to profit or loss	72	(37)	(47)	46	(51)

	Total other comprehensive income	(112)	78	647	(60)	408

8	Total comprehensive income (6 + 7)	1,655	3,047	2,877	5,609	14,249

9	Paid-up equity share capital (face value Rs. 5/- each)	830	829	829	830	829

10	Other equity				117,248	115,177

11	Earnings per equity share (face value Rs. 5/- each)

	Basic	10.65	17.90	13.46	34.19	83.05
	Diluted	10.63	17.87	13.44	34.12	82.88
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

DR. REDDY’S LABORATORIES LIMITED

Segment information	All amounts in Indian Rupees millions

Sl.		Quarter ended			Year ended
No.	Particulars	31.03.2018	31.12.2017	31.03.2017	31.03.2018	31.03.2017
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	6,268	5,605	5,786	22,741	22,564
	b) Global Generics	20,068	20,929	18,814	76,150	80,277
	c) Proprietary Products	27	26	417	109	417
	Total	26,363	26,560	25,017	99,000	103,258

	Less: Inter-segment revenue	1,440	1,330	1,422	5,407	6,066
	Add: Other un-allocable income	-	-	6	-	6
	Total revenue from operations	24,923	25,230	23,601	93,593	97,198

2	Segment results
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	383	56	(598)	(3)	(1,446)
	b) Global Generics	3,482	3,828	1,795	11,956	17,817
	c) Proprietary Products	(841)	(701)	(679)	(3,464)	(3,124)
	Total	3,024	3,183	518	8,489	13,247

	Less: (i) Finance costs	140	133	158	628	572
	(ii) Other un-allocable expenditure / (income), net	929	(666)	(1,274)	891	(2,770)
	Total profit before tax	1,955	3,716	1,634	6,970	15,445

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared on the basis of the audited financial statements for the year ended 31 March 2018 and the unaudited interim financial results upto the end of the third quarter, which are prepared in accordance with the Ind AS notified under the Companies (Indian Accounting Standards) Rules 2015.

2	Post implementation of Goods and Services Tax (“GST”) with effect from 1 July 2017, revenue from operations is disclosed net of GST. Revenue from operations for the earlier periods included excise duty which is now subsumed in the GST. Revenue from operations for the year ended 31 March 2018 includes excise duty upto 30 June 2017. Accordingly, revenue from operations for the quarter and year ended 31 March 2018 are not comparable with those of the previous periods presented.

3	The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015. The Company has provided an update to the U.S. FDA on the progress of remediation in January 2016, March 2016, May 2016 and August 2016. The U.S. FDA completed the reinspection of the aforementioned facilities in March and April 2017. The Company has responded to the observations identified by the U.S. FDA. The Company received Establishment Inspection report (EIR) from the U.S. FDA for API manufacturing facility at Miryalaguda in June 2017 which indicates that the audit is closed. With regard to the Oncology manufacturing facility at Duvvada and API manufacturing facility at Srikakulam, the Company received EIRs from the U.S. FDA in November 2017 and February 2018, respectively, which indicates that the status remains unchanged.

DR. REDDY’S LABORATORIES LIMITED

4	Balance sheet

 All amounts in Indian Rupees millions

	As at	As at
Particulars	31.03.2018	31.03.2017
	(Audited)	(Audited)
ASSETS
Non-current assets
Property, plant and equipment	39,790	40,433
Capital work-in-progress	6,750	5,400
Goodwill	323	323
Other intangible assets	7,060	7,665
Intangible assets under development	-	-
Financial assets
Investments	19,537	18,028
Trade receivables	169	206
Loans	1,991	1,932
Other financial assets	437	462
Deferred tax assets, net	931	821
Tax assets, net	3,518	2,892
Other non-current assets	112	372
Total non-current assets	80,618	78,534

Current assets
Inventories	18,568	18,097
Financial assets
Investments	16,828	12,991
Trade receivables	42,038	44,054
Cash and cash equivalents	1,207	668
Other financial assets	526	1,057
Other current assets	11,218	9,071
Total current assets	90,385	85,938
TOTAL ASSETS	171,003	164,472

EQUITY AND LIABILITIES
Equity
Equity share capital	830	829
Other equity	117,248	115,177
Total Equity	118,078	116,006

Liabilities
Non-current liabilities
Financial liabilities
Borrowings	4,880	4,852
Provisions	533	623
Other non-current liabilities	313	411
Total non-current liabilities	5,726	5,886

Current liabilities
Financial liabilities
Borrowings	21,008	18,699
Trade payables	10,610	7,787
Other financial liabilities	11,471	11,556
Provisions	1,734	2,084
Other current liabilities	2,376	2,454
Total current liabilities	47,199	42,580
TOTAL EQUITY AND LIABILITIES	171,003	164,472

5	The audited results have been reviewed by the Audit Committee of the Board on 21 May 2018 and approved by the Board of Directors of the Company at their meeting held on 22 May 2018.

6	The Board of Directors, at their meeting held on 22 May 2017, have recommended a final dividend of Rs. 20 per share subject to the approval of shareholders.

7	The figures of the fourth quarter are the balancing figures between audited figures in respect of the full financial year and published year to date figures upto the third quarter of the relevant financial year. Also the figures upto the end of third quarter were only reviewed and not subjected to audit.

8	The results for the quarter and year ended 31 March 2018 periods presented have been audited by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	K Satish Reddy
Date: 22 May 2018	Chairman